July 22, 2019

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Amy Geddes

Re:  Tidewater Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

File No. 001-06311

Filed February 28, 2019

Dear Amy Geddes:

This letter is to confirm our discussion on July 19, 2019 regarding the timing of a response from Tidewater Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission contained in its letter to the Company dated July 11, 2019.  As mentioned in our telephone conversation, we are in the process of preparing our response. Due to timing constraints, however, we require additional time to allow us to complete our internal review and approval process.  We appreciate the Staff’s willingness to grant our request. The Company will submit its response no later than August 14, 2019.

We appreciate your assistance with this matter.  Please direct any questions or concerns you may have in this regard to the undersigned at (713) 470-5308.

Sincerely,

/s/ Quintin V. Kneen

Quintin V. Kneen

Executive Vice President

and Chief Financial Officer